Exhibit 99.2

Interim report for the first half of 2018 16 August 2018

Forward-looking statements This presentation contains information pertaining to Zealand Pharma A/S (“Zealand"). Neither Zealand nor its management, directors, employees or representatives make any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained in this presentation or any other information transmitted or made available to the viewer or recipient hereof, whether communicated in written or oral form. This presentation does not constitute or form part of, and should not be construed as, an offer to sell or issue or the solicitation of an offer to buy or acquire Zealand securities, in any jurisdiction, or an inducement to enter into investment activity, nor shall there be any sale of Zealand securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No part of this presentation, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. This presentation contains forward-looking statements that reflect management's current views with respect to Zealand's product candidates' development, clinical and regulatory timelines and anticipated results, market opportunity, potential financial performance and other statements of future events or conditions. Although Zealand believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of various factors, many of which are beyond Zealand’s control. No reliance should be made on such forward-looking statements. Zealand does not intend to update the presentation, including the forward-looking statements contained therein, following distribution, beyond what is required by applicable law or applicable stock exchange regulations if and when circumstances arise that lead to changes compared to the date when these statements were provided.

Agenda Introduction By Britt Meelby Jensen, President & CEO Financial highlights By Mats Blom, EVP & CFO Business highlights and outlook By Britt Meelby Jensen, President & CEO Q&A

Business highlights in Q2 2018 Glepaglutide for Short Bowel Syndrome on track for Phase 3 initiation in September 2018 Successful End-of-Phase 2 meetings with FDA in the U.S. and CHMP scientific advisory committee in Europe. Phase 3 protocol submitted to authorities in U.S., Canada and Europe, including both once- and twice weekly dosing. PK trial demonstrating effective half-life of ~50 hours. Additional Phase 2 results presented at scientific conferences. Dasiglucagon HypoPal® rescue pen pivotal Phase 3 trial completed Immunogenicity Phase 3 trial met its primary objective. The pivotal Phase 3 efficacy trial was completed in May, with results expected in September 2018. Dasiglucagon for treatment of congenital hyperinsulinism (CHI) on track for Phase 3 initiation in September 2018 The FDA approved the Investigational New Drug (IND) application for initiation of two Phase 3 clinical trials. Collaboration agreement with Roche Diabetes Care to use its Accu-Chek® Combo pump system in the Phase 3 trials. Phase 3 trial protocols submitted to authorities in U.S. and Europe. Soliqua® 100/33/Suliqua royalty increase 85% increase in Soliqua® 100/33/ Suliqua® royalty revenue from first to second quarter of 2018. Increased formulary coverage in the U.S., both Commercial and Medicare.

Two marketed products and an attractive late-stage clinical pipeline

Preclinical	Phase 1	Phase 2	Phase 3
GLP-1/GLP-2 Dual agonist	**GLP-1/GLU dual agonist** Obesity/type 2 diabetes **Phase 1 ongoing** Partnered with Boehringer Ingelheim	**Glepaglutide GLP-2 analog** Short bowel syndrome **Phase 3 ready**	**Dasiglucagon HypoPal® rescue pen** Acute, severe hypoglycemia **Phase 3 ongoing**
GIP/GLP-1/ glucagon mono/dual/triple portfolio	**Amylin analog** Obesity/type 2 diabetes **Phase 1 ongoing** Partnered with Boehringer Ingelheim	**Dasiglucagon dual-hormone pump therapy** Diabetes management **Phase 2b ready**	
Ion channel blockers		**Dasiglucagon rare diseases** Congential hyperinsulism **Phase 3 ready**	
Other non-disclosed candidates		**Elsiglutide (GLP-2)** **Phase 2 ready**	

Marketed products
Partnered with Sanofi

Soliqua® 100/33 / Suliqua®
GLP-1 / Basal insulin fixed-dose combination

Lyxumia® / Adlyxin®
Once-daily GLP-1 analog

5

ZEALAND PHARMA

Financial highlights By Mats Blom, EVP & CFO

In Q2, U.S. Soliqua® 100/33 sales grew 85% over the previous quarter 1 Managed Markets Insight & Technology, LLC; 2 Global development and commercial rights are owned by Sanofi; 3 IMS data, calculated average based on weekly prescriptions (TRx) Increasing royalties from Sanofi based on Soliqua® 100/33 uptake2 U.S Market access continues to expand (July 2018)1 71% commercial lives 71% MediCare coverage 0 500 1000 1500 2000 2500 3000 3500 4000 4500 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Average U.S. weekly prescriptions ( TRx ) 3 71% 29% 71% 29%

H1 2018 financial results in line with expectations DKK ‘000 H1 2018 H1 2017 Restated FY 2017 Restated Income statement Revenue (royalties and milestone payments) 24,858 86,710 136,322 Royalty expenses -3.356 -11,481 -14,163 Research and development expenses -216.172 -152,145 -324,667 Administration expenses -20.982 -23,055 -47,470 Other operating income 249 397 607 Operating loss -215.403 -99,574 -249.371 Net financial items -6.873 -24,658 -31,387 Tax 2.750 2,750 5,500 Net result for the period (after tax) -219.526 -121,482 -275,258

Cash position continues to be strong DKK ‘000 H1 2018 Statement of financial position Cash and cash equivalents 387,022 Restricted cash 6,074 Securities 74,315 Total assets 522,130 Share capital (‘000 shares) 30,751 Equity 316,237 Equity ratio 0.61 Royalty bond 143,435 Total cash position of DKK 467.4 million (June 30) Statement of financial position Potential sources of non-dilutive cash: Potential new partnerships Several partnership discussions ongoing Soliqua® 100/33 Increasing royalty revenue and up to USD 100 million in commercial milestones Option to monetize value (partially or fully) Two Boehringer Ingelheim partnerships Up to USD 793 million in milestone revenues, sizeable at Phase 2 initiations

Business highlights and outlook By Britt Meelby Jensen, President & CEO

Short Bowel Syndrome H1 2018 Phase 2 results presented at scientific conferences in the U.S. underscore the potential for glepaglutide to alleviate the burden of living with SBS Successful End-of-Phase 2 meeting with the FDA and CHMP Advisory meeting Phase 3 protocol submitted to authorities in U.S. Canada and Europe Next steps Initiation of a pivotal Phase 3 trial in September 2018 Plan to enroll 129 SBS patients Glepaglutide will be dosed either once- or twice weekly, based on an effective half-life of approximately 50 hours observed in clinical trials Investigator kick-off meeting at ESPEN on September 6, 2018 Glepaglutide – once-weekly dosing and Phase 3 ready

Dasiglucagon HypoPal® rescue pen – Phase 3 results ready soon Severe hypoglycemia H1 2018 First Phase 3 trial successfully met its primary objective confirming dasiglucagon's safety profile with no treatment-induced or treatment-boosted anti-drug antibodies Pivotal Phase 3 efficacy trial was completed in Q2 Next steps Pivotal Phase 3 results in September 2018 Pediatric trial to be initiated in September 2018, with readout in H1 2019 NDA filing expected in H2 2019 For illustration only

Congenital Hyperinsulinism Ultra rare pediatric disease associated with persistent episodes of severe hypoglycemic events Dasiglucagon has potential to transform the life of these children and prevent need for major pancreatic surgery H1 2018 FDA approved IND for initiation of two Phase 3 clinical trials Phase 3 pump collaboration with Roche Diabetes Care Trial protocols submitted to authorities in U.S. and Europe Next steps Initiation of first Phase 3 trial with 32 patients in September 2018 Initiation of second Phase 3 trial with 16 patients in Q4 2018 Expected launch in 2020 Dasiglucagon for Congenital Hyperinsulinism – Phase 3 to start in September 2018

Dasiglucagon for pump – FDA clarity on regulatory path Dasiglucagon for dual-hormone pump therapy H1 2018 Pump device partner Beta Bionics has received IDE approval from FDA1 New clarity from the FDA on the path towards Phase 3 indicating, considerable less effort than earlier expected Next steps Phase 2b study is planned to start later this year 1 An investigational device exemption (IDE) allows the investigational device to be used in a clinical study in order to collect safety and effectiveness data.

Summary and outlook By Britt Meelby Jensen, President & CEO

Dasiglucagon HypoPal® rescue pen Pivotal Phase 3 results in September 2018 Initiation of Phase 3 in two rare disease indications: Glepaglutide for short bowel syndrome Dasiglucagon for congenital hyperinsulinism Two exciting months ahead Closing remarks Progress in all four late stage clinical programs: Glepaglutide for short bowel syndrome Dasiglucagon for congenital hyperinsulinism Dasiglucagon HypoPal® rescue pen Dasiglucagon dual-hormone pump therapy Encouraging pick up in Soliqua® 100/33 sales A very strong H1 2018

Upcoming investor presentations Morgan Stanley Global Healthcare Conference, New York September 12-14, 2018 J.P. Morgan Cazenove Pan-European Small/Mid Cap Conference, London September 11-13, 2018 InvestorDagen, Copenhagen September 18, 2018 Jefferies Healthcare Conference, London November 14-15, 2018 Bryan Garnier Healthcare Conference, Paris November 22, 2018 Q&A